FILED VIA EDGAR
                                                              ---------------


August 21, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  TFS Capital Investment Trust
          File No. 811-21531


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for the TFS Capital Investment Trust ("Trust") under
EXHIBIT 99-1.

     Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940
Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     A copy of the Joint Insured Fidelity Bond Agreement, by and among the Trust and other joint insureds, meeting the requirements of Rule 17g-1 paragraph
(f) attached as EXHIBIT 99-3.

     Premiums for the Bond have been paid for the period beginning June 28, 2007 to June 28, 2008.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3406.


Very truly yours,


/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary